UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                                (Final Amendment)
                                (Amendment No. 24)

                          METRO-GOLDWYN-MAYER INC.
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                              (Name of Issuer)

                   Common Stock, $.01 par value per share
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                       (Title of Class of Securities)

                                 591610100
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                               (CUSIP Number)

                          Richard E. Sobelle, Esq.
                            Tracinda Corporation

                         150 Rodeo Drive, Suite 250
                      Beverly Hills, California 90212

                               (310) 271-0638

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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             April 8, 2005
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          (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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                      CUSIP NO. 591610100    13D PAGE 2 OF

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(1)NAME OF REPORTING PERSON

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   TRACINDA CORPORATION
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(2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (A)  [_]

   (B)  [_]
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(3)SEC USE ONLY

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(4)SOURCE OF FUNDS

   N/A
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(5)CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e) [_]
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(6)CITIZENSHIP OR PLACE OF ORGANIZATION

   NEVADA
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                                (7) SOLE VOTING POWER

                                         0
                                ----------------------------
                     NUMBER OF  (8) SHARED VOTING POWER

                       SHARES            0

                    BENEFICIALLY

                      OWNED BY
                                ----------------------------
                        EACH    (9) SOLE DISPOSITIVE POWER

                     REPORTING           0

                       PERSON

                        WITH
                                ----------------------------
                                (10) SHARED DISPOSITIVE POWER

                                         0
                    ----------------------------------------


     (11)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

     ---------------------------------------------------------------------
     (12)CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [_]
     ---------------------------------------------------------------------
     (13)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.00%
     ---------------------------------------------------------------------
     (14)TYPE OF REPORTING PERSON

         CO

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                      CUSIP NO. 591610100    13D PAGE 3 OF

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(1)NAME OF REPORTING PERSON

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   KIRK KERKORIAN
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(2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (A)  [_]

   (B)  [_]
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(3)SEC USE ONLY

-------------------------------------------------------------------------------
(4)SOURCE OF FUNDS

   N/A
-------------------------------------------------------------------------------
(5)CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e) [_]
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(6)CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.
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                                (7) SOLE VOTING POWER

                                      0
                                ----------------------------
                     NUMBER OF  (8) SHARED VOTING POWER

                       SHARES         0

                    BENEFICIALLY

                      OWNED BY
                                ----------------------------
                        EACH    (9) SOLE DISPOSITIVE POWER

                     REPORTING        0

                       PERSON

                        WITH
                                ----------------------------
                                (10) SHARED DISPOSITIVE POWER

                                      0
                    ----------------------------------------
     (11)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

     ---------------------------------------------------------------------
     (12)CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [_]
     ---------------------------------------------------------------------
     (13)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.00%
     ---------------------------------------------------------------------
     (14)TYPE OF REPORTING PERSON

         IN

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                      CUSIP NO. 591610100    13D PAGE 4 OF

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(1)NAME OF REPORTING PERSON

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   250 RODEO, INC.
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(2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (A)  [_]

   (B)  [_]
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(3)SEC USE ONLY

-------------------------------------------------------------------------------
(4)SOURCE OF FUNDS

   N/A
-------------------------------------------------------------------------------
(5)CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e) [_]
-------------------------------------------------------------------------------
(6)CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE
-------------------------------------------------------------------------------
                                (7) SOLE VOTING POWER

                                     0
                                ----------------------------
                     NUMBER OF  (8) SHARED VOTING POWER

                       SHARES        0

                    BENEFICIALLY

                      OWNED BY
                                ----------------------------
                        EACH    (9) SOLE DISPOSITIVE POWER

                     REPORTING       0

                       PERSON

                        WITH
                                ----------------------------
                                (10) SHARED DISPOSITIVE POWER

                                     0
                    ----------------------------------------
     (11)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

     ---------------------------------------------------------------------
     (12)CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [_]
     ---------------------------------------------------------------------
     (13)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.00%
     ---------------------------------------------------------------------
     (14)TYPE OF REPORTING PERSON

         CO
     ---------------------------------------------------------------------

This Amendment No. 24 amends and supplements, and constitutes the Final Amendment to, the Statement on Schedule 13D filed on November 18, 1997, as amended on November 26, 1997, on July 27, 1998, on August 19, 1998, on September 2, 1998, on October 26, 1998, on November 20, 1998, on February 4, 1999, on May 4, 1999, on October 18, 1999, on November 19, 1999, on
February 6, 2001, on May 2, 2001, on July 2, 2002, on January 21, 2003, on January 30, 2003, on February 4, 2003, as amended by a Tender Offer Statement on Schedule 14D-100 dated August 21, 2003 and subsequent amendments on August 21, 2003, on September 5, 2003, on September 25, 2003, on October 3, 2003, and on October 9, 2003, and as amended by an amendment to the Statement on Schedule 13D on September 24, 2004 (as so amended, the "Schedule 13D"), relating to the common stock, $.01 par value per share (the "Common Stock"), of Metro-Goldwyn-Mayer Inc., a Delaware corporation (the "Company"), previously filed by Tracinda Corporation, a Nevada corporation ("Tracinda"), 250 Rodeo, Inc., a Delaware corporation ("250 Rodeo"), and Mr. Kirk Kerkorian (collectively with Tracinda and 250 Rodeo, the "Reporting Persons"). Capitalized terms used herein and not otherwise defined in this Amendment No. 24 shall have the meanings set forth in the
Schedule 13D.

The Schedule 13D is hereby amended as follows:

On April 8, 2005, the Company and LOC Acquisition Company ("Newco") consummated the merger (the "Merger") of Newco with and into the Company as contemplated by the Agreement and Plan of Merger (the "Merger Agreement") dated as of September 23, 2004, between Newco and the Company. As a result of the Merger, all of the shares of Common Stock held by each of the Reporting Persons were converted into the right to receive $12.00 per share and the Reporting Persons ceased to own beneficially any shares of Common Stock.

The information provided on the cover pages of this Schedule 13D is hereby incorporated by reference.

                                 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005

                                       TRACINDA CORPORATION,
                                       a Nevada corporation

                                       By:  /s/  ANTHONY L. MANDEKIC
                                          --------------------------
                                          Name:  Anthony L. Mandekic
                                          Title: Secretary/Treasurer

                                        KIRK KERKORIAN

                                        By: /s/  ANTHONY L. MANDEKIC
                                           ------------------------
                                           Name:  Anthony L. Mandekic
                                           Title: Attorney-in-Fact*

                                        250 RODEO, INC.,
                                        a Delaware corporation
                                        By:  /s/  ANTHONY L. MANDEKIC
                                           --------------------------
                                           Name:  Anthony L. Mandekic
                                           Title: Secretary/Treasurer

*Power of Attorney previously filed as Exhibit 7.10 to the Schedule 13D.